EXHIBIT 99.1

Eviation Aircraft Ltd.

Eviation Aircraft enters into a Share Purchase Agreement with Timon Ltd.

On January 3, 2019, Eviation Aircraft Ltd. (the “Company”) entered into a Share Purchase Agreement with Timon Ltd., an Isle of Man company (the “SPA” and the “Investor”, respectively). Pursuant to the terms of the SPA, the Investor made an investment in the Company in the aggregate amount of US$ 10,000,000 (the “Investment Amount”).

In consideration of the Investment Amount, the Company issued to the Investor upon closing of the SPA 8,715,017 Ordinary Shares of no par value (the “Initial Purchased Shares”) and subject to obtaining the necessary corporate approvals, the Company will issue to the Investor for no additional consideration an additional 1,894,585 Ordinary Shares of no par value (the “Deferred Purchased Shares”). Upon issuance of the Initial Purchased Shares, the Investor holds 44.90% of the Company’s issued and outstanding share capital and following issuance of the Deferred Purchased Shares, the aggregate holdings of the Investor will represent 49.8% of the Company’s share capital on an issued and outstanding basis as of the date hereof.

An advance on account of the Investment Amount of US$ 8,700,000 was transferred by the Investor to the Company in several installments prior to the execution of the SPA (including US$ 2,000,000 as previously reported by the Company in its Current Report on Form 6-K, filed with the Securities and Exchange Commission on February 21, 2018). The balance of the Investment Amount (US$ 1,300,000) was transferred upon closing of the SPA.

In accordance with the terms of the SPA and the Articles of Association of the Company (the “Articles”), the Investor has appointed Mr. Ran Sheleg to the Board of Directors of the Company. Mr. Sheleg will also serve on the Board of Directors of Eviation Tech Ltd., the Company’s wholly-owned subsidiary. Also in accordance with the terms of the SPA, Mr. Eyal Rosner and Mr. Avi Toledano have resigned from the Board of Directors of the Company.

In addition, the Investor has entered into a Joinder Agreement to the Registration Rights Agreement between the Company and certain of its shareholders dated August 7, 2017. For further details regarding the Registration Rights Agreement, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 27, 2018.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our periodic reports filed with the Securities and Exchange Commission. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission.